As filed with the Securities and Exchange Commission on August 2, 2021

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act Of 1934

The Gabelli Go Anywhere Trust

(Name of Subject Company (Issuer))

The Gabelli Go Anywhere Trust

(Name of Filing Person (Issuer))

Common shares of beneficial interest, par value $0.001

(Title of Class of Securities)

36250J109

(CUSIP Number of Securities)

Peter Goldstein, Esq.

The Gabelli Go Anywhere Trust

One Corporate Center

Rye, New York 10580-1422

Telephone: (800) 422-3554

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With a Copy to:

Thomas A. DeCapo, Esq.

Kenneth E. Burdon, Esq.

Skadden, Arps, Slate, Meagher & Flom LLP

500 Boylston Street

Boston, Massachusetts 02116

(617) 573-4800

Calculation of Filing Fee

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	Filing party: [ ]
Form or registration No.: [ ]	Date filed: [ ]

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO is filed by The Gabelli Go Anywhere Trust (the “Fund”) and relates to a pre-commencement communication by the Fund with respect to the Fund’s common shares of beneficial interest, par value $0.001 per share (“Common Shares”).

On August 2, 2021, the Fund issued a press release announcing the Fund’s intention to commence a tender offer to purchase for cash all of the Fund’s issued and outstanding Common Shares. The tender offer will only be made to current holders of Common Shares (“Shareholders”). The tender offer will commence on August 3, 2021, and will expire at 5:00 p.m., Eastern time on Friday, September 24, 2021, unless otherwise extended. Subject to various terms and conditions described in the offering materials to be distributed to Shareholders, purchases will be made at a price equal to 98% of the net asset value per Common Share.

Upon commencement of the tender offer, the Fund will file with the Securities and Exchange Commission (the “SEC”) a Schedule TO containing an offer to purchase, a form of letter of transmittal and related exhibits. These documents will contain important information about the tender offer and Shareholders are urged to read them carefully when they become available. Shareholders may obtain free copies of the “Tender Offer Statement” and other documents (when they become available) filed with the SEC at the SEC’s web site at www.sec.gov. In addition, free copies of the Tender Offer Statement and other documents filed with the SEC may also be obtained after the commencement of the tender offer by directing a request to Gabelli Funds, or by calling (800) 422-2554.

ITEMS 1 THROUGH 11.

Not applicable.

ITEM 12. EXHIBITS.

99.1	Press Release, dated May 14, 2021 (incorporated by reference to Exhibit 99.1 to the Fund’s Schedule TO-C filed May 14, 2021).
99.2	Press Release, dated August 2, 2021.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

EXHIBIT INDEX

Exhibit No.	Document
99.1	Press Release, dated May 14, 2021 (incorporated by reference to Exhibit 99.1 to the Fund’s Schedule TO-C filed May 14, 2021).
99.2	Press Release, dated August 2, 2021 (Filed herewith).